

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

Via E-mail
Mr. Richard J. Kramer
Chief Executive Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

      RE: The Goodyear Tire & Rubber Company
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 14, 2012
             File No. 1-1927

Dear Mr. Kramer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Cash, for

                            Terence O'Brien
                            Accounting Branch Chief